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                                                         EXHIBIT 99.1


[LOGO]


February 14, 2001

To:   Alberta Securities Commission
      British Columbia Securities Commission
      Manitoba Securities Commission
      Office of the Administrator, New Brunswick
      Securities Commission of Newfoundland
      Nova Scotia Securities Commission
      Ontario Securities Commission
      Registrar of Securities, Prince Edward Island
      Commission des valeurs mobilieres du Quebec
      Saskatchewan Securities Commission
      Securities Registry, Government of the Northwest Territories Registrar of Securities, Government of the Yukon Territory
      Nunavut Legal Registry
      The Toronto Stock Exchange
      The New York Stock Exchange
      U.S. Securities & Exchange Commission


Dear Sirs:

SUBJECT:     CELESTICA INC.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.  Meeting Type                            :    Annual & Special
2.  Security Description of Voting Issue    :    Subordinate Voting Shares
3.  CUSIP Number                            :    15201Q108
4.  Record Date                             :    March 14, 2001
5.  Meeting Date                            :    April 18, 2001

Yours truly,


Signed
Charmaine Mullings
Assistant Account Manager
Stock Transfer Services
(416) 263-9522 (416) 981-9800 Fax

c.c. Celestica Inc.